October 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Acies Acquisition Corp.

Registration Statement on Form S-1

Filed October 5, 2020, as amended

File No. 333-249297

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Acies Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on October 22, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 500 copies of the Preliminary Prospectus dated October 21, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
as Representative of the Several Underwriters

By:	/s/ Jon Sierant
	Name:	Jon Sierant
	Title:	Executive Director

J.P. MORGAN SECURITIES LLC
as Representative of the Several Underwriters

By:	/s/ N. Goksu Yolac
	Name:	N. Goksu Yolac
	Title:	Managing Director

OPPENHEIMER & CO. INC
as Representative of the Several Underwriters

By:	/s/ Lewis Silberman
	Name:	Lewis Silberman
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request Letter]